Mail Stop 6010
      November 3, 2005



By U.S. Mail and Facsimile to (503) 268-8037

Mr. Jan Johannessen
Chief Financial Officer
Lattice Semiconductor Corporation
5555 NE Moore Court
Hillsboro, Oregon 97124-5421

      Re:	Lattice Semiconductor Corporation
      Form 10-K for the fiscal year ended January 1, 2005
      Form 8-K filed October 27, 2005
		File No. 0-18032

Dear Johannessen,

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended January 1, 2005

Consolidated Statements of Operations, page 38

1. We note that you have excluded the amortization of deferred stock compensation from research and development expenses. Please revise your presentation in future filings to include this amortization within research and development expenses and any other applicable line items. Also, expand your discussion of the research and development expense in your MD&A to discuss the related stock compensation charges. For reference see SAB Topic 14F.


Report of Independent Registered Public Accounting Firm, page 62

2. Please have your accountants revise their report in future filings to indicate the city and state of issuance. For reference see
Rule
2-02(a) of Regulation S-X.


Note 12. Long-term debt, page 55

3. Please tell us if the convertible subordinated notes had a beneficial conversion feature as addressed in EITF 98-5. Also, tell us how you accounted for the interest related to the notes. Refer to
EITF 85-17 in your response.


Note 17. Segment and Geographic Information, page 60

4. If revenues derived from any particular foreign country are material, revise future filings to disclose the name of the country and the amount of revenue from the country. Refer to paragraph
38(a)
SFAS 131.



Form 8-K filed October 27, 2005

5. We note that you present your non-GAAP measures in the form of non-GAAP statements of operations. That format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP costs and expenses, loss from operations, and (loss) income before provisions for income taxes, which have not been described to investors. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item
10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of
Non-GAAP Financial Measures dated June 13, 2003. Revise to include a reconciliation to the directly comparable GAAP measure for each non-
GAAP measure presented and explain why you believe the measures provide useful information to investors.
* To eliminate investor confusion please remove the non-GAAP Statements of Operations and disclose only those non-GAAP measures used by management with the appropriate reconciliations.
* Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i)
of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure.
We may have further comment.

`````
        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3554 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202)
551-3671 with any other questions.

      								Sincerely,


								Angela Crane
								Branch Chief



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Mr. Jan Johannessen
Lattice Semiconductor Corporation
Page 4